AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 1998
                                                          REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                           TELEWEST COMMUNICATIONS PLC
             (Exact name of Registrant as specified in its charter)

                               ------------------
       ENGLAND AND WALES          4813, 4841                  NOT APPLICABLE
(State or other            (Primary Standard Industrial    (I.R.S. Employer
jurisdiction of            Classification Code Number)  Identification Number)
incorporation or
organization)
                               ------------------
                              GENESIS BUSINESS PARK
                              ALBERT DRIVE, WOKING
                                 SURREY GU21 5RW
                                 UNITED KINGDOM
                               011-44-1483-750-900
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               ------------------
                                STEPHEN E. BRILZ
                                 U S WEST, INC.
                             7800 EAST ORCHARD ROAD
                               ENGLEWOOD, CO 80111
                                 (303) 793-6500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:
    JEFFREY J. WEINBERG, ESQ.                       MORTON A. PIERCE, ESQ
    DAVID S. LEFKOWITZ, ESQ.                         DEWEY BALLANTINE LLP
     WEIL, GOTSHAL & MANGES                      1301 AVENUE OF THE AMERICAS
         ONE SOUTH PLACE                           NEW YORK, NEW YORK 10019
         LONDON EC2M 2WG                                (212) 259-8000
       011-44-171-903-1000
                             ------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable following the effective date of this Registration Statement and the initial closing date of the exchange offer described herein.

                               ------------------

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box |_|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
                               ------------------

                         CALCULATION OF REGISTRATION FEE
=============================================================================================================================
    TITLE OF EACH CLASS         AMOUNT TO BE         PROPOSED MAXIMUM            PROPOSED MAXIMUM             AMOUNT OF
    OF SECURITIES TO BE          REGISTERED       OFFERING PRICE PER UNIT    AGGREGATE OFFERING PRICE     REGISTRATION FEE
        REGISTERED                                          (1)                        (1)
-----------------------------------------------------------------------------------------------------------------------------

Ordinary Shares of 10p              100                    $1.00                     $100.00                   $100.00
each (2)
==============================================================================================================================

(1) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(f) under the Securities Act of 1933. (2) American Depositary Shares evidenced by American Depositary Receipts issuable on deposit of Ordinary Shares are registered pursuant to another registration statement. An amendment to such registration statement may be filed to increase the number of American Depositary Shares registered thereunder to allow for the issuance of American Depositary Shares evidenced by American Depositary Receipts issuable on deposit of the Ordinary Shares registered hereby .

                               ------------------
         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                   SUBJECT TO COMPLETION, DATED APRIL 15, 1998

                    PRELIMINARY OFFER TO PURCHASE/PROSPECTUS

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission (the "Commission"). These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Offer to Purchase/Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such State.

THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER TO PURCHASE/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

There follows the text of the announcement released on April 15, 1998:

         Not for release, publication or distribution in or into Canada,
                               Australia or Japan

                    TELEWEST COMMUNICATIONS PLC ("TELEWEST")

               PROPOSED RECOMMENDED MERGER WITH GENERAL CABLE PLC
         ("GENERAL CABLE") AND PRE-EMPTIVE ISSUE BY WAY OF OPEN OFFER TO
                     RAISE APPROXIMATELY (POUND)241 MILLION

HIGHLIGHTS

* On 29 March, 1998, Telewest and General Cable announced that merger discussions between their two companies were at an advanced stage that could lead to a recommended offer being made by Telewest for the entire issued share capital of General Cable.

* The boards of Telewest and General Cable now announce that they have agreed the terms of a proposed merger which will strengthen the strategic position of the combined group as a leading cable operator in the UK with interests in 43 franchises covering approximately 5.8 million homes.

* The combined group will be chaired by Gary Ames, Chairman of U S WEST International Holdings, Inc.

* The merger will be achieved by way of a recommended offer by Telewest for all General Cable shares under which:

         - holders of General Cable shares will be offered 1.243 new Telewest shares and 65 pence in cash for every General Cable share held; and

         - holders of General Cable ADSs will be offered 6.215 new Telewest shares and 325 pence in cash for every General Cable ADS held.

* Based on Telewest's closing share price of 88.5 pence on 14 April, 1998, being the last dealing day prior to this announcement, the Merger Offer values each General Cable share at 175 pence, each General Cable ADS at $14.60(1) and the whole of General Cable's issued share capital, fully diluted for the exercise of all outstanding options, at approximately (pound)649 million.

(1) Exchange rate of (pound)1 = $1.669

* The cash element of the Merger Offer will be financed through a pre-emptive issue, by way of an open offer, of approximately 261 million new Telewest shares at a price of 92.5 pence per share. U S WEST, TINTA and Cox have agreed to subscribe for their full allocation of new Telewest shares under the Pre-emptive Issue and to subscribe for any new Telewest shares not subscribed for by other Telewest shareholders.

* General Utilities Holdings Limited, a subsidiary of CGE, has irrevocably undertaken to accept the Merger Offer in respect of its holding of 146,785,916 General Cable shares, representing approximately
         40.2 per cent. of General Cable's issued share capital.

* The Merger Offer and the Pre-emptive Issue are conditional, inter alia, on the approval of Telewest shareholders.

* U S WEST, TINTA, Cox and SBC International, Inc. have undertaken to General Cable to vote (to the extent permitted by applicable law) in favour of all resolutions to be proposed at the extraordinary general meeting of Telewest to be convened in connection with the Merger Offer and the Pre-emptive Issue.

*        The posting of the Merger Offer Document is pre-conditional on:

         - the completion of Telewest's financing and the obtaining of appropriate financing consents for the purposes of making the Merger Offer (including, if necessary, any financing or financing consents required to implement the potential acquisition of Birmingham Cable shares); and

         - Telewest having obtained confirmation that either General Cable's existing financing and leasing facilities will continue to be available following completion of the Merger Offer or that Telewest will be able to re-finance such facilities.

         A further announcement will be made as soon as practicable following the satisfaction or waiver of these pre-conditions, or the determination by Telewest that one or both of the pre-conditions will not be satisfied or waived.

Commenting on the merger, Gary Ames, Chairman of Telewest, said:

"This is an excellent deal for the shareholders of both companies. The combination of Telewest and General Cable will produce a powerful force in broadband voice, video and data. The merger is expected to generate financial benefits from cost savings and operating efficiencies. We believe the combined group will be better positioned to take advantage of new product development and growth opportunities such as digital television and internet access in a period of accelerating technological change.

"This transaction addresses the strategic needs of both Telewest and General Cable. It will create a stronger platform for the enhancement of shareholder value through the delivery of superior operating performance. We believe it is the right response to the developments taking place in our industry at this time."

Commenting on the merger, Sir Anthony Cleaver, Chairman of General Cable, said:

"By completing this transaction, we believe Telewest and General Cable will become firmly established as a leading force in the broadband cable and telephone industry with a highly competitive position in the UK residential and business telephony markets. We believe Telewest's national network and our business data expertise are complementary and will enable the combined group to exploit access-based voice and data revenue potential. We expect the combination to strengthen the market position of both companies to an extent not possible individually."

This highlights section should be read in conjunction with the remaining sections of this announcement.

15 April, 1998

-------------------------------------------------------------------------------------------------------------------

PRESS ENQUIRIES
TELEWEST                                01483 750900       GENERAL CABLE                          0171 393 2828
Gary Ames                                                  Sir Anthony Cleaver
David Van Valkenburg                                       David Miller
Charles Burdick

SCHRODERS                              0171 658 6000       BT WOLFENSOHN                          0171 982 3720
J.J. McNeil                                                Andrew Grabowski
James Steel

DEWE ROGERSON                          0171 638 9571       NATWEST SECURITIES                     0171 375 5000
Anthony Carlisle                                           Chris Airey

                                                           HILL & KNOWLTON                        0171 413 3018
                                                           Paul Taffe
-------------------------------------------------------------------------------------------------------------------

         Not for release, publication or distribution in or into Canada,
                               Australia or Japan

                    TELEWEST COMMUNICATIONS PLC ("TELEWEST")

               PROPOSED RECOMMENDED MERGER WITH GENERAL CABLE PLC
         ("GENERAL CABLE") AND PRE-EMPTIVE ISSUE BY WAY OF OPEN OFFER TO
                     RAISE APPROXIMATELY (POUND)241 MILLION


INTRODUCTION

On 29 March, 1998, Telewest and General Cable announced that merger discussions between their two companies were at an advanced stage that could lead to a recommended offer being made by Telewest for the entire issued share capital of General Cable.

The boards of Telewest and General Cable now announce that they have agreed the terms of a proposed merger which will strengthen the strategic position of the combined group as a leading cable operator in the UK with interests in 43 franchises covering approximately 5.8 million homes.

Subject to the satisfaction of the pre-conditions referred to below, Telewest intends to make an offer to holders of General Cable shares on the following bases:

  FOR EVERY GENERAL CABLE SHARE        1.243 NEW  TELEWEST  SHARES AND 65 PENCE
                                               IN CASH

  FOR EVERY GENERAL CABLE ADS          6.215 NEW TELEWEST  SHARES AND 325 PENCE
                                               IN CASH

Based on Telewest's closing share price of 88.5 pence on 14 April, 1998, being the last dealing day prior to this announcement, the Merger Offer values General Cable's issued share capital, fully diluted for the exercise of all outstanding options, at approximately (pound)649 million and:

* values each General Cable share at 175 pence and each General Cable ADS at $14.60(1);

* represents a premium of 60.6 per cent. to General Cable's share price at the close of business on 20 February, 1998, the last business day in London prior to the announcement by General Cable that it was in discussions which might lead to an offer; and

* represents a premium of 64.5 per cent. to General Cable's ADS price at the close of business on 19 February, 1998, the last day on which there was dealing in General Cable ADSs in New York prior to the announcement by General Cable that it was in discussions which might lead to an offer.

General Cable ADS holders may elect to receive their entitlement to new Telewest shares in the form of new Telewest ADSs (each new Telewest ADS representing ten new Telewest shares).

RATIONALE FOR THE MERGER

The UK cable industry is currently undergoing significant structural change. Recent corporate activity has highlighted the potential commercial benefits available from consolidation, principally economies of scale together with increased purchasing power and operational efficiency.

(1) Exchange rate of (pound)1 = $1.669
The boards of Telewest and General Cable believe that their businesses are complementary and that benefits will arise from combining them. In addition, the combined group will be better placed to benefit from the greater scale and scope of its operations.

The combination of Telewest and General Cable will strengthen the combined group's position as a leading provider of voice, video and data services. The combined group is expected to have a stronger competitive position than either of its constituent companies as a provider of packaged services for residential and business customers within its franchises. With a national network and local broadband access to approximately 24 per cent. of all UK households, the combined group is expected to be a more powerful competitor in business and residential markets.

The main benefits of the merger are expected to include:

* positioning the combined group to deliver advanced business data services, digital television and high speed internet access using its broadband network;

* producing incremental revenue from delivering integrated services to residential market segments across a larger subscriber base;

* achieving cost savings and scale economies which are expected to arise from reducing interconnect and programming costs, consolidating network operations and maintenance, and removing duplicate overheads; and

* developing the combined group's business telephony capabilities using General Cable's proven expertise in this area and servicing the wholesale telephony market.

Residential customers

The combined group will exploit its position as a broadband local access provider to offer competitive and flexible packages of telephony and cable television services. It is also expected to benefit from increasing residential use of broadband services, e.g. home working, education and internet access.

The combined group expects to be able to negotiate more favourable programming arrangements which should improve the performance of its cable television operations, facilitate the introduction of more flexible customer offerings and reduce its reliance on dominant suppliers of programming. In addition, larger franchise clusters will permit more cost effective use of local radio and newspaper advertising and reducing interconnect and termination costs through the greater usage of the combined group's network by its customers.

Business customers

The combined group aims to increase penetration of business markets with a range of facilities-based network services including local, national and international voice and data services and internet services.

The application of General Cable's specialised focus on business telephony is expected to make the combined group more competitive in the market for larger business customers and accelerate the development of the data product offering to the combined group's customer base.

With the emergence of new services requiring greater bandwidth, the combined group believes the market for wholesale telecommunications services will continue to expand. The combined group plans to exploit the bandwidth capacity of its national network with a view to becoming a substantial provider of services to the wholesale market.

Advanced networks

The combined group's local distribution network consists of more than 20,000 miles of plant passing 3.9 million homes. The network architecture benefits from a deep penetration of fibre optic cable typically down to a cluster of 500 homes. The combined group will benefit from an operational national network which will link all of the combined group's regional locations. The combined group's advanced network positions it well for broadband services, including impulse pay-per-view, high speed internet and data services and digital.

The combined group will benefit from an operational national network which will link all of the combined group's regional locations. The network is currently 80 per cent. complete and should be finished in August 1998.

The combined group's franchises

As at 31 December, 1997, on a pro forma basis, the combined group would have included approximately 5.8 million equity homes and the combined group's network would have passed approximately 3.9 million of these equity homes. As at 31 December, 1997, on a pro forma basis, the combined group would have had approximately 849,000 equity cable television customers, 1,103,000 equity residential telephone lines and 167,000 equity business telephone lines.

Reflecting the advanced state of the network build in both companies' franchises, as at 31 December 1997, the combined group would have been approximately 65 per cent. built out.

Telewest has previously stated that an element of its strategy is to pursue strategic franchise acquisitions (and clusters) in the UK if attractive opportunities become available. Following the announcement of NTL's proposed acquisition of Comcast, Telewest has initiated the process governing the exercise of its pre-emption rights in respect of Comcast's 27.45 per cent. interest in Birmingham Cable. In addition, Telewest intends to initiate the process governing the exercise of its pre-emption rights in respect of Comcast's 50 per cent. interest in Cable London if NTL's proposed acquisition of Comcast is completed.

FURTHER DETAILS OF THE MERGER OFFER

Mix and Match Election

General Cable shareholders and ADS holders who validly accept the Merger Offer may elect to vary the proportions in which they receive new Telewest shares and cash in respect of their shareholdings and ADS holdings to the extent that other General Cable shareholders make reciprocal elections. However, the total number of new Telewest shares to be issued under the Merger Offer and the total amount of cash to be paid out under the Merger Offer will not be varied as a result of the Mix and Match Election. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis.

Pre-conditions and conditions

The Merger Offer will be made on the terms and subject to the pre-conditions and the conditions set out in Appendix I, the latter of which will be included in the Merger Offer Document.

The Merger Offer and the Pre-emptive Issue, together with various matters relating thereto, are subject to the approval of Telewest shareholders. Telewest intends to convene an extraordinary general meeting on or about the date 30 calendar days after the posting of the Merger Offer Document to consider the matters necessary or incidental to implement and effect the Merger Offer and the Pre-emptive Issue. Details regarding the meeting and the matters to be considered will be contained in documents to be sent to Telewest shareholders in due course.

Irrevocable commitments

General Utilities Holdings Limited, a subsidiary of CGE, has irrevocably undertaken in respect of its holding of 146,785,916 General Cable shares, representing approximately 40.2 per cent. of General Cable's issued share capital:

*        to accept the Merger Offer; and

* to vote in favour of resolutions at any meeting of General Cable's shareholders in connection with any sale of its interest in Birmingham Cable to Telewest.

U S WEST, TINTA, Cox and SBC have undertaken to General Cable to vote (to the extent permitted by applicable law) in favour of all resolutions to be proposed at the extraordinary general meeting of Telewest to be convened in connection with the Merger Offer and the Pre-emptive Issue.

Recommendations

The directors of General Cable, who have been so advised by BT Wolfensohn, their financial adviser, consider the terms of the Merger Offer to be fair and reasonable. In providing advice to the directors of General Cable, BT Wolfensohn has taken into account the General Cable directors' commercial assessments.

The directors of General Cable unanimously intend to recommend General Cable shareholders to accept the Merger Offer as they intend to do in respect of their own beneficial holdings.

The directors of Telewest unanimously intend to recommend Telewest shareholders to vote in favour of the resolutions relating to the Merger Offer and the Pre-emptive Issue at the appropriate extraordinary general meeting as they intend to do in respect of their own beneficial holdings.

PRE-EMPTIVE ISSUE

In order to fund the cash element of the Merger Offer, Telewest proposes to make the Pre-emptive Issue, by way of an open offer, to Qualifying Telewest shareholders inviting them to subscribe for new Telewest shares. U S WEST, TINTA and Cox have each undertaken to take up their full entitlement for new Telewest shares under the Pre-emptive Issue and have also undertaken to subscribe for any remaining new Telewest shares not taken up under the Pre-emptive Issue in accordance with the terms of the Subscription Agreement.

It is envisaged that the Pre-emptive Issue will be made, at the time the documentation relating to the Merger Offer is posted, on the basis of 13 new Telewest shares for every 71 Telewest shares or Telewest Convertible Preference shares held at the close of business on the Record Date. Approximately 261 million new Telewest shares are to be issued under the Pre-emptive Issue at a price of 92.5 pence per share, raising a total cash amount of approximately (pound)241 million (before expenses). Completion of the Pre-emptive Issue will be conditional upon the approval of Telewest shareholders and the Merger Offer having become, or been declared, unconditional in all respects.

Qualifying Telewest shareholders should be aware that the Pre-emptive Issue is not a rights issue. Entitlements to new Telewest shares will not be transferable and those not applied for under the Pre-emptive Issue will not be sold in the market for the benefit of those who do not apply for them. The rights of Qualifying Telewest shareholders to apply to take up new Telewest shares under the Pre-emptive Issue will lapse if they are not exercised.

The new Telewest shares issued pursuant to the Pre-emptive Issue will rank pari passu in all respects with the existing Telewest shares, including the right to receive all dividends and other distributions declared, made or paid thereafter.

Further information on the Pre-emptive Issue will be announced in due course.

INTER-SHAREHOLDER AGREEMENTS

Telewest has entered into a new relationship agreement with members of the U S WEST, TINTA, Cox and SBC groups to govern certain aspects of the relationship between Telewest and these shareholder groups once the Merger Offer becomes or is declared wholly unconditional. The Relationship Agreement broadly reflects the arrangements which are already in place between Telewest, U S WEST, TINTA, Cox and SBC under the various agreements entered into at the time of flotation of Telewest in 1994 and its merger with SBC CableComms UK in 1995. Under the Relationship Agreement, Telewest agrees, inter alia, that it will not undertake any of the following without the written consent in advance of U S WEST and
TINTA:

* any material acquisition or disposal outside the ordinary course of business;

* borrowing or granting of security in excess of (pound)50 million in aggregate;

*    any new issues of shares;

*    the appointment or removal of Telewest's Chief Executive Officer; and

* an increase in the size of the board of Directors to greater than 14 members.

Telewest has also agreed that the directors it appoints shall be individuals that are reasonably acceptable to U S WEST and TINTA. The agreement of U S WEST and TINTA in relation to the above matters will only be required so long as that shareholder retains a holding of 15 per cent. or more of Telewest's voting shares.

It is also proposed that amendments will be made to the articles of association of Telewest to reflect the revised arrangements which have been agreed between Telewest and such shareholders. These amendments will require, and the Relationship Agreement is conditional on, the approval of Telewest shareholders at the extraordinary general meeting referred to above.

CAPITAL STRUCTURE

Subject to maintaining at least 25 per cent. of Telewest's issued share capital in public hands, it is proposed that U S West, TINTA, Cox and SBC will convert their entire respective holdings of Telewest Convertible Preference shares into new Telewest shares. Conversion of all such shares would result in the issue of 496,066,708 new Telewest shares.

Full acceptance of the Merger Offer, completion of the Pre-emptive Issue and Conversion, assuming no exercise of options under the General Cable share option schemes or the issue of any other General Cable shares before the Merger Offer closes, would result in the issue of approximately 1,206 million new Telewest shares, representing approximately 130 per cent. of Telewest's existing issued ordinary share capital.

Following the Merger Offer, Pre-emptive Issue and Conversion, and assuming the exercise of all options under the General Cable share option schemes, existing Telewest shareholders would hold approximately 79 per cent. and existing General Cable shareholders approximately 21 per cent. of the then issued ordinary share capital of the combined group.

INFORMATION ON TELEWEST

Telewest is a leading provider of cable television and residential and business cable telephony services in the UK. It owns and operates 28 cable franchises and has minority equity interests in three UK cable operators which own and operate nine additional franchises. With approximately 4.4 million equity homes as at 31 December, 1997, Telewest's total represents approximately 26 per cent. of franchise UK homes.

Telewest provides a wide variety of cable television, cable-telephony and on-line services. Such services are provided over a hybrid fibre-coaxial (i.e. high capacity broadband) network which has been designed to enable Telewest to provide customers with a wide range of interactive and integrated entertainment, telecommunications and information services as they become available. Telewest currently provides analogue services over the network and expects to begin introducing digital services in one franchise by the end of 1998. Such digital services may include pay-per-view programming, near-video-on-demand, cable television internet access, electronic mail, home shopping and banking.

In addition to the construction of a hybrid fibre-coaxial network in each of its franchises, Telewest is developing an inter-franchise network to link the individual networks which will carry voice, data and video traffic between the franchises. The inter-franchise network is currently approximately 80 per cent. built and is scheduled to be completed by August 1998.

In the year ended 31 December, 1997, Telewest recorded a consolidated loss before tax of (pound)310.7 million (1996: (pound)250.9 million) on revenue of (pound)386.5 million (1996: (pound)290.3 million). Consolidated net assets at 31 December, 1997 were (pound)268.2 million (31 December, 1996: (pound)579.9 million).

INFORMATION ON GENERAL CABLE

General Cable is a leading participant in the UK telecommunications industry, providing telecommunications services to the business community and both telephone and cable television services to the residential market. The group, through its interests in The Cable Corporation, Yorkshire Cable and Birmingham Cable has a presence in nine franchise areas in three of the major markets in the UK covering approximately 1.7 million homes, representing approximately 7 per cent. of all currently franchised UK homes.

The Cable Corporation, Yorkshire Cable and Birmingham Cable build, lease and operate integrated broadband communications networks, which are based in the local loop. Each network is constructed using fibre optic broadband technology which provides high transmission capacity for the delivery of voice, data, video and entertainment services. Each franchise generates three principal sources of revenue in business telecommunications, residential telecommunications and cable television from one integrated network.

The acquisition of Imminus Limited on 13 March, 1997 has enabled General Cable to expand the products offered to the business community to include managed data network services. In addition General Cable has a national PTO (Public

Telecommunications Operator) licence through General Telecom, its national business telecoms arm.

Earlier today, General Cable announced preliminary results for the year ended 31 December, 1997, which showed a consolidated loss on ordinary activities before tax and reorganisation costs of (pound)52.3 million (1996: loss of (pound)29.8 million) on turnover of (pound)111.8 million (1996: (pound)55.7 million). Consolidated net assets at 31 December, 1997 were (pound)202.3 million (31 December, 1996: (pound)317.5 million).

BOARD AND MANAGEMENT

The following changes to the board of Telewest are being made with immediate effect:

* Fred Vierra, a TINTA nominated director, is stepping down as Chairman and from the board. Gary Ames, Chairman of U S West International Holdings, Inc. and an existing non-executive director of Telewest, has been elected Chairman of Telewest with immediate effect;

* After five and a half years with Telewest and having recently led the Company through a major restructuring and to the announcement of the present Merger Offer, Stephen Davidson has decided that it is appropriate to step down as Chief Executive Officer and from the Telewest board. He will be replaced as Chief Executive Officer on an interim basis by David Van Valkenburg, currently Chief Operating Officer of Telewest, pending a search for a new Chief Executive Officer;

* Stephen Brett, Executive Vice President, Secretary and General Counsel of Tele-Communications, Inc. has been appointed to the board in place of Fred Vierra as a TINTA nominated director; and

* Lord Griffiths is stepping down as a non-executive director in order to make way for the appointment in due course of a General Cable nominee as a non-executive director.

The board of Telewest wishes to place on record its appreciation of the significant leadership and service shown by Fred Vierra, Stephen Davidson and Lord Griffiths during a key period of development for Telewest.

It is intended that the board of the combined group should initially consist of 14 directors comprising seven non-executive directors (designated by U S WEST, TINTA, Cox, SBC and CGE), four executive directors (to include an executive member of the General Cable board) and three independent non-executive directors (to include a nomination from the General Cable board).

EMPLOYEES

Existing employment rights, including pension rights, of employees of both Telewest and General Cable and their respective subsidiaries will be fully safeguarded.

OFFER PERIODS

On 23 January, 1998, U S WEST indicated that it was considering its options with respect to Telewest, which included the possibility of increasing its stake in the company. Telewest has been informed that U S WEST has no current intention of making any purchase of shares in Telewest which would result in a requirement for an offer to be made for the company.

SETTLEMENT, LISTING AND DEALING

Application will be made to the London Stock Exchange for the new Telewest shares to be admitted to the Official List, and application will be made for the quotation of the new Telewest ADSs on NASDAQ.

Further details on settlement, listing and dealing will be included in the documents to be sent to Telewest and General Cable shareholders in due course.

DOCUMENTS

A circular summarising the background to and reasons for the Merger Offer, including a notice convening an extraordinary general meeting of Telewest, together with documentation relating to the Pre-emptive Issue and, for information only, the Merger Offer, will be sent to Telewest shareholders once regulatory approval for the documentation has been obtained in both the UK and the US.

It is intended that the formal Merger Offer Document will be despatched to General Cable shareholders once regulatory approval for the documentation has been obtained in both the UK and the US.

It is not expected that any documents will be despatched prior to June 1998.

BIRMINGHAM CABLE

General Cable has approximately a 45.0 per cent. interest in the share capital of Birmingham Cable. Telewest has approximately a 27.5 per cent. interest in Birmingham Cable as does Comcast. Telewest Holdings Limited ("THL") and Comcast are parties to an agreement (the "Co-Ownership Agreement") which regulates THL's and Comcast's holdings of shares in Birmingham Cable. As a consequence of NTL's proposed merger with Comcast, announced on 5 February, 1998, THL has the right (which, subject to price and available financing, it proposes to exercise) to acquire Comcast's holding of shares in Birmingham Cable whereupon it also has the right to terminate the Co-Ownership Agreement. If the Co-Ownership Agreement is not terminated prior to the Merger Offer becoming unconditional, THL would be willing to undertake to Comcast to procure that General Cable would, once Telewest had acquired control, offer to sell to Comcast up to fifty per cent. of its holding in Birmingham Cable (less any shares representing the interests of the minority shareholders in Birmingham Cable), without prejudice to THL's rights of pre-emption under the Co-Ownership Agreement. If Comcast is unwilling to accept THL's undertaking prior to the Merger Offer becoming unconditional (and if no alternative acceptable to THL and Comcast can be found), then General Cable has undertaken, subject to compliance by THL with certain specified procedures, to offer its holding of Birmingham Cable shares, for sale pursuant to Birmingham Cable's Articles of Association at an aggregate consideration of (pound)100 million, such sale to be completed prior to the Merger Offer becoming unconditional. Any such sale shall be subject to any approval required by General Cable shareholders and General Utilities Holdings Limited has undertaken to vote in favour of any resolution required to obtain such approval.

GENERAL

Fractions of new Telewest shares will not be allotted or issued to persons accepting the Merger Offer but will be aggregated and sold in the market and the net proceeds of sale will not be paid to such shareholders but will be retained for the benefit of the combined group.

The General Cable shares which are the subject of the Merger Offer will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights or interests of any nature whatsoever and together with all rights now or hereafter attached thereto, including the right to receive and retain all dividends and other distributions declared, made or paid hereafter.

The new Telewest shares issued pursuant to the Merger Offer will be credited as fully paid and will rank pari passu in all respects with the existing Telewest shares, including the right to receive all dividends and other distributions declared, made or paid hereafter.

The Merger Offer will extend to any General Cable shares issued or unconditionally allotted before the date on which the Merger Offer closes (or such earlier date as Telewest may, subject to the City Code, decide). Appropriate proposals (which will include both cash cancellation and roll-over alternatives) will be made in due course to participants in the General Cable share option schemes upon the Merger Offer becoming or being declared unconditional in all respects.

The Merger Offer will lapse if the acquisition of General Cable is referred to the Monopolies and Mergers Commission before the later of 3.00 p.m. on the first closing date of the Merger Offer and the date when the Merger Offer becomes or is declared unconditional as to acceptances. In such circumstance, the Merger Offer will cease to be capable of further acceptance and persons accepting the Merger Offer and Telewest shall thereupon cease to be bound by acceptances delivered on or before the date on which the Merger Offer so lapses.

Neither Telewest, nor, so far as Telewest is aware, any person acting in concert with Telewest, owns or controls any General Cable shares or has any option to acquire any General Cable shares, other than as set out herein.

The Merger Offer will not be made, directly or indirectly in, nor is the Merger Offer capable of acceptance from, Canada, Japan or the Commonwealth of Australia, its territories or possessions ("Australia") or by use of the mails of, or by any means or instrumentality of inter-state or foreign commerce of, or any facilities of a national securities exchange of, Canada, Japan or Australia and cannot be accepted by any such use, means or instrumentality or otherwise from within Canada, Japan or Australia. This includes, but is not limited to, the post, facsimile transmission, telex and telephones. Accordingly, copies of this document and the Merger Offer documents are not being, and must not be, mailed or otherwise distributed or sent in or into, Canada, Japan or Australia. Persons receiving such documents, (including custodians, nominees and trustees) must not distribute or send them in, into, or from Canada, Japan or Australia.

The availability of the Merger Offer to persons not resident in the UK or US may be affected by the laws of the relevant jurisdiction. Persons who are not resident in the UK or US should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders will be contained in the Merger Offer Document.

If Telewest is required by the Panel to make an offer for General Cable shares under the provisions of Rule 9 of the City Code, Telewest may make such alterations to the conditions of the Merger Offer as are necessary to comply with the provisions of that Rule.

This announcement does not constitute an offer or an invitation to purchase or sell any securities.

Appendix II contains details of the financial effects of acceptance of the Merger Offer.

Appendix III contains definitions of the terms used in this announcement.


15 April, 1998

--------------------------------------------------------------------------------

The directors of Telewest and General Cable are:

             Telewest                                General Cable

             A.G. Ames                               Sir Anthony Cleaver
             S.J. Davidson                           P.X. Galteau
             D.R. Van Valkenburg                     D.J. Miller
             C. J. Burdick                           I. Gray
             A.W.P. Stenham                          M.J.C. Villaneau
             D.J. Evans                              J.C. Banon
             Lord Borrie                             C.A. Tritt
             R.W. Shaner                             Dr G.G. Gray
             J.O. Robbins                            W.A. Rice
             S. M. Brett

The directors of Telewest accept responsibility for the information contained in this press announcement other than the information relating to the General Cable Group, the directors of General Cable and their immediate families. To the best of the knowledge and belief of the directors of Telewest (who have taken all reasonable care to ensure such is the case), the information contained in this press announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of General Cable accept responsibility for the information contained in this press announcement relating to General Cable, themselves and their immediate families. To the best of the knowledge and belief of the directors of General Cable (who have taken all reasonable care to ensure that such is the case), the information contained in this press announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of the same.

Schroders, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Telewest and no one else in connection with the Merger Offer and the Pre-emptive Issue and will not be responsible to anyone other than Telewest for providing the protections afforded to customers of Schroders or for giving advice in relation to the Merger Offer or the Pre-emptive Issue.

BT Wolfensohn, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for General Cable and no one else in connection with the Merger Offer and will not be responsible to anyone other than General Cable for providing the protections afforded to customers of BT Wolfensohn or for giving advice in relation to the Merger Offer.

Kleinwort Benson Securities Limited is acting as stockbroker to Telewest.

The Merger Offer will not be made, directly or indirectly, in or into Canada, Australia or Japan.

Registration statements relating to the new Telewest shares and new Telewest ADSs to be offered in the Merger Offer and the Pre-emptive Issue will be filed with the US Securities and Exchange Commission and such securities may not be sold nor may the Merger Offer or the Pre-emptive Issue be accepted in the United States or by US persons prior to the time such registration statements become effective. The Merger Offer and the Pre-emptive Issue will be made only by means of formal offer documentation, which in the US will include a prospectus.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Telewest or of General Cable, owns or controls, or becomes the owner or controller, directly or indirectly of one per cent. or more of any class of securities of Telewest or General Cable is generally required under the provisions of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the offer period.

Dealings by Telewest or by General Cable or by their respective "associates" (within the definition set out in the City Code) in any class of securities of Telewest or General Cable during the offer period must also be disclosed. Please consult your financial adviser immediately if you believe this rule may be applicable to you.

This announcement contains certain statements that are, or may be deemed to be, forward-looking statements within the meaning of the US securities laws. These forward-looking statements relate to, among other things, anticipated cost savings, revenue growth, operating efficiencies and anticipated interests in equity homes as well as the plans and objectives of the combined group. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of important factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements, including, but not limited to: the ability of Telewest successfully to integrate the General Cable business and achieve the anticipated synergies; the extent consumer preference develops for cable television over other methods of providing in-home entertainment and for the combined group as a viable alternative to British Telecommunications plc and others as a provider of telephony service; the ability of the combined group to penetrate markets and respond to changes or increases in competition (including the introduction of digital services by BSkyB or other operators) and adverse changes in government regulation; the ability of the combined group to manage growth and expansion; the ability of the combined group to improve operating efficiencies (including through cost reductions); the ability of the combined group to construct its network in a cost-efficient and timely manner; the ability of the combined group to raise additional financing if there is material adverse change in the combined group's anticipated revenues or expenses or to finance new initiatives; the extent programming is available at reasonable costs; adverse changes in the price of telephony interconnection; disruptions in supply of services and equipment; the ability of Telewest to exercise its pre-emption rights with respect to Birmingham Cable and Cable London; and the performance of affiliated companies (which are not controlled by the combined group). All subsequent written and oral forward-looking statements attributable to Telewest or General Cable or persons acting on their behalf are expressly qualified in their entirety by such cautionary statements.

         APPENDIX I - PRE-CONDITIONS AND CONDITIONS OF THE MERGER OFFER


PRE-CONDITIONS

The posting of the Merger Offer will be pre-conditional upon:

1) the completion of Telewest's financing and the obtaining of appropriate financing consents for the purposes of making the Merger Offer (including, if necessary, any financing or financing consents required to implement the potential acquisition of the Birmingham Cable shares as described in the section entitled "Birmingham Cable"); and

2) the refinancing of existing financing and leasing facilities of the members of the General Cable Group, or the waiver and amendment by the providers of such facilities of their rights to withdraw and/or accelerate such facilities in the event of an acquisition of General Cable by Telewest, in each case on terms overall materially no less favourable to those currently applying to such facilities, and in each case upon such waiver and amendment becoming effective after the satisfaction of any conditions precedent thereto.

Telewest reserves the right to waive either or both of the pre-conditions above, in whole or in part.

CONDITIONS

The Merger Offer will be subject to the following conditions:

1) valid acceptances being received (and not, where permitted, withdrawn) by 3.00 p.m. on the first closing date (or such later time(s) and/or date(s) as Telewest may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent. in nominal value (or such lesser percentage as Telewest may decide) of the General Cable shares to which the Merger Offer relates, provided that unless agreed by the Panel this condition will not be satisfied unless Telewest (together with any of its wholly owned subsidiaries) shall have acquired or agreed to acquire, whether pursuant to the Merger Offer or otherwise, General Cable shares carrying, in aggregate, more than 50 per cent. of the voting rights then exercisable at general meetings of General Cable.

         For the purposes of this condition:

         (a) shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights they will carry upon issue; and

         (b) the expression "General Cable shares to which the Merger Offer relates" shall mean (i) General Cable shares which have been issued or allotted on or before the date the Merger Offer is made; and (ii) General Cable shares issued or allotted after that date but before the time at which the Merger Offer closes (or such earlier date, not being earlier than the date on which the Merger Offer becomes or is declared unconditional as to acceptances or, if later, the first closing date of the Merger Offer, as Telewest may decide) but excluding any General Cable shares which, on the date the Merger Offer is made, are held or (otherwise than under such a contract as described in Section 428(5) of the Companies Act 1985 (the "Act")) contracted to be acquired by Telewest and/or its associates (within the meaning of Section 430E of the Act);

2) the passing at an extraordinary general meeting of Telewest and/or General Cable (or at any adjournment thereof) of such resolutions as may be necessary or incidental to approve, implement and effect the Merger Offer and the Pre-emptive Issue and the acquisition by Telewest of General Cable pursuant thereto;

3) the London Stock Exchange admitting, or (if determined by Telewest and subject to the consent of the Panel) agreeing to admit, to the Official List, the new Telewest shares to be issued pursuant to the Merger Offer and the Pre-emptive Issue and such admission becoming effective in accordance with the Listing Rules;

4) the new Telewest ADSs issuable pursuant to the Merger Offer and the Pre-emptive Issue having been approved for quotation on the NASDAQ National Market, subject to official notice of issuance of such new Telewest ADSs being given to NASDAQ;

5) necessary registration statements with respect to the Merger Offer and the Pre-emptive Issue having been declared and remaining effective under the US Securities Act of 1933, as amended, and no stop order suspending the effectiveness of such registration statements having been issued and no proceeding for that purpose having been initiated or threatened by the US Securities and Exchange Commission;

6) it being indicated in terms satisfactory to Telewest that it is not the intention of the Secretary of State for Trade and Industry to refer the proposed acquisition of General Cable by Telewest, or any matters arising therefrom, to the Monopolies and Mergers Commission;

7) all necessary filings having been made and all applicable waiting periods under the US Hart-Scott Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in connection with the Merger Offer and the acquisition or proposed acquisition of any shares in, or control of, General Cable by Telewest;

8)       no relevant authority having:

         (a) withdrawn or refused to renew, or threatened to withdraw or to refuse to renew, any licence or permission; or

         (b) instituted, implemented or taken, or threatened to take any other action;

         the effect of which would adversely affect the businesses, assets, prospects or profits of any member of the wider Telewest Group to an extent which is material in the context of the Telewest Group taken as a whole or of General Cable or any member of the wider General Cable Group to an extent which is material in the context of the General Cable Group taken as a whole, and no such licences or permissions terminating or otherwise becoming invalid as a result of the Merger

         Offer or its implementation the effect of which would adversely affect the businesses, assets, prospects or profits of General Cable or Telewest or any member of the wider General Cable Group or the wider Telewest Group to an extent which is material in the context of the General Cable Group or the Telewest Group, as the case may be, taken as a whole;

9) no relevant authority having intervened in a way which would or might:

          (a) make the Merger Offer, its implementation or the acquisition or proposed acquisition by any member of the Telewest Group of any shares in, or control of, General Cable by any member of the Telewest Group, illegal, void and/or unenforceable in or under the laws of any relevant jurisdiction, or otherwise materially, whether directly or indirectly, restrict, restrain, prohibit, delay, or otherwise materially interfere with or challenge the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge or interfere with the Merger Offer or such acquisition;

         (b) require, prevent or materially delay the divestiture or materially alter the terms envisaged for any proposed divestiture by any member of the wider Telewest Group or any member of the wider General Cable Group of all or any portion of their respective businesses, assets or properties or impose any limitation on the ability of any of them to conduct any of their respective businesses or to own any of their respective assets or property or any part thereof in each case to an extent which is material in the context of the Telewest Group taken as a whole or the General Cable Group taken as a whole;

         (c) impose any limitation on, or result in any material delay in, the ability of any member of the wider Telewest Group or of the wider General Cable Group to acquire or to hold or to exercise effectively, directly or indirectly, any rights of ownership in respect of shares or other securities in, or to exercise management control over, any member of the wider General Cable Group or the wider Telewest Group, in each case to an extent which is material in the context of the Telewest Group taken as a whole or the General Cable Group taken as a whole;

         (d) require any member of the wider Telewest Group or of the wider General Cable Group to offer to acquire any shares or securities in any member of the wider General Cable Group (other than General Cable) or any member of the wider Telewest Group owned by a third party, in each case to an extent which would be material in the context of the Telewest Group or the General Cable Group, as the case may be, taken as a whole;

         (e) result in a material delay in the ability of any member of the Telewest Group, or render any member of the Telewest Group unable to acquire some or all of the General Cable shares;

         (f) require, prevent or materially delay the divestiture by any member of the wider Telewest Group of any shares or other securities in General Cable;

         (g) otherwise adversely affect any or all of the businesses, assets, prospects or profits of any member of the wider General Cable Group or the wider Telewest Group in each case to an extent which is material in the context of the General Cable Group or the Telewest Group, as the case may be, taken as a whole;

         (h) impose any limitation on the ability of any member of the wider General Cable Group or the wider Telewest Group to co-ordinate its business, or any part of it, with the businesses of any other member of the wider General Cable Group or the wider Telewest Group, as the case may be, to an extent which is material in the context of the General Cable Group or the Telewest Group taken as a whole, as the case may be; or

         (i) result in any member of the General Cable Group ceasing to be able to carry on business under any name which it presently does so,

         and all applicable waiting and other time periods during which any relevant authority could intervene in such a way having expired, lapsed or been terminated;

10) all necessary filings having been made, all appropriate waiting periods under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated, in each case in connection with the Merger Offer or the acquisition of any shares or other securities in, or control of, General Cable by Telewest, and all authorisations, waivers and determinations which Telewest reasonably deems necessary or appropriate in any relevant jurisdiction for or in respect of the Merger Offer or the acquisition or proposed acquisition of any shares in, or control of, General Cable by Telewest having been obtained in a form reasonably satisfactory to Telewest, from all relevant authorities or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the wider General Cable Group has entered into contractual arrangements and such authorisations, waivers and determinations together with all authorisations, waivers and determinations necessary or appropriate for any member of the wider General Cable Group to carry on its business (where such business is material in the context of the General Cable Group taken as a whole and where the absence of such authorisation, waiver or determination would have a material adverse effect on the General Cable Group taken as a whole) remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with;

11) except as publicly announced (by the delivery of an announcement to the Company Announcement Office of the London Stock Exchange) before 15 April, 1998, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the wider General Cable Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Merger Offer or the acquisition or proposed acquisition by any member of the Telewest Group of any shares in, or change in the control or management of, General Cable, would or might reasonably be expected to result in (to an extent which in each case is material in the context of the General Cable Group taken as a whole):

         (a) any such arrangement, agreement, licence, permit, franchise or instrument being terminated or adversely modified or affected or any obligation or liability arising or any adverse action being taken or arising thereunder;

         (b) the rights, liabilities, obligations or interests of any member of the wider General Cable Group under any such arrangement, agreement, licence or instrument or the interests or business of any such member in or with any other firm or company or body or person (or any arrangement or arrangements relating to such business or interests) being terminated, modified or adversely affected;

         (c) any material assets or interests of any such member of the wider General Cable Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged otherwise than in the ordinary course of business;

         (d) any material amount of moneys borrowed by, or any other material indebtedness, actual or contingent, of, or grant available to, any member of the wider General Cable Group being or becoming repayable, or capable of being declared repayable immediately or prior to its stated repayment date, or the ability of any such member to borrow moneys or incur any material indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

         (e) the financial or trading position or prospects or value of any member of the wider General Cable Group being prejudiced or adversely affected;

         (f) any member of the wider General Cable Group ceasing to be able to carry on business under any name under which it presently does so; or

         (g) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the wider General Cable Group, and no event having occurred which, under any provision of any arrangement, agreement, licence, permit or other instrument to which any member of the wider General Cable Group is a party or by which any such member or any of its assets may be bound, entitled or be subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (a) to (g) of this condition 11 in any case where such result would be material in the context of the General Cable Group taken as a whole;

12) except as publicly announced by General Cable (by the delivery of an announcement to the Company Announcements Office of the London Stock Exchange) prior to 15 April, 1998, no member of the General Cable Group having, since 31 December, 1996:

         (a) issued or agreed to issue, authorised or proposed the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between General Cable and wholly-owned subsidiaries of General Cable and save for shares issued or options granted pursuant to the General Cable share option schemes before 15 April,
                  1998) or redeemed, purchased or reduced any part of its share capital or proposed the redemption, purchase or reduction of any part of its share capital;

         (b) merged with or demerged any body corporate or acquired or (other than in the ordinary course of business) disposed of, or transferred, mortgaged or charged or created any security interest over, any assets or any right, title or interest in any assets (including shares and trade investments other than in the ordinary course of business) or made any change in its loan or share capital, authorised or proposed or announced any intention to propose any merger, demerger, acquisition, disposal, transfer, mortgage, charge or security interest (other than in the ordinary course of business) which, in any case, is material in the context of the General Cable Group taken as a whole;

         (c) entered into or varied or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) otherwise than in the ordinary course of business which is, in any case, material in the context of the General Cable Group taken as a whole;

         (d) issued, authorised or proposed the issue of any debentures or incurred or increased any indebtedness or contingent liability which is, in any case, material in the context of the General Cable Group taken as a whole and not in the ordinary course of business;

         (e) recommended, declared, paid or made, or proposed the recommendation, declaration, paying or making of, any bonus, dividend, or other distribution whether in cash or otherwise other than to General Cable or to a wholly-owned subsidiary of General Cable;

         (f) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

         (g) waived or compromised any claim which is material in the context of the relevant member of the wider General Cable Group;

         (h)      proposed any voluntary winding up;

         (i) entered into or varied or made any offer (which remains open for acceptance) to enter into or materially vary the terms of any service agreements with any of the directors of any member of the General Cable Group;

         (j) entered into any contract, reconstruction, amalgamation, commitment or other transaction or arrangement which would be materially restrictive on the business of any member of the General Cable Group or the Telewest Group;

         (k) made any alteration to its memorandum or articles of association or other incorporation documents; or

         (l) entered into any contract, commitment, agreement or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced an intention to effect or to propose any of the transactions, matters or events referred to in this condition 12;

13) since 31 December, 1996 and except as announced publicly by General Cable (by the delivery of an announcement to the Company Announcements Office of the London Stock Exchange):

         (a) there having been no receiver, administrative receiver or other encumbrancer appointed over any material portion of the assets of any member of the wider General Cable Group or any analogous proceedings or steps having taken place under the laws of any relevant jurisdiction and there having been no petition presented for the administration of any member of the wider General Cable Group or any equivalent proceedings or steps taken under the laws of any other jurisdictions;

         (b) no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits of prospects of any member of the wider General Cable Group which is material in the context of the General Cable Group taken as a whole;

         (c) save for matters fully and fairly disclosed to Telewest before 15 April, 1998, no litigation or arbitration proceedings, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against any member of the wider General Cable Group which is material in the context of the General Cable Group taken as a whole;

         (d) no contingent or other liability having arisen or become apparent or increased which would or might be likely adversely to affect any member of the wider General Cable Group which is material in the context of the General Cable Group taken as a whole; and

         (e) no investigation by any relevant authority having been threatened, announced, implemented or instituted or remaining outstanding in respect of any member of the wider General Cable Group which, in any such case, is material in the context of the General Cable Group taken as a whole;


14)      Telewest not having discovered:

         (a) that any financial, business or other information concerning the wider General Cable Group disclosed at any time by or on behalf of any member of the wider General Cable Group either is misleading or contains a misrepresentation of fact which is material in the context of the Merger Offer or omits to state a fact necessary to make any information contained therein not misleading to an extent which is so material; or

         (b) that any member of the General Cable Group is subject to any liability (contingent or otherwise) which is not disclosed in the annual report and accounts of General Cable for the year ended 31 December, 1996 or the interim report for the six months ended 30 June, 1997 and which is material in the context of the General Cable Group taken as a whole;

         (c) that any past or present member of the wider General Cable Group has not complied with all applicable laws of any relevant jurisdiction relating to environmental matters which non-compliance would be likely to give rise to a material liability (whether actual or contingent) or cost on the part of any member of the wider General Cable Group which is, or would be, material in the context of the General Cable Group taken as a whole;

         (d) that there has been an emission, disposal, discharge, deposit, spillage or leak of waste or hazardous or harmful substances on or about or from any property now or previously owned, or occupied or made use of by any past or present member of the wider General Cable Group which would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the wider General Cable Group which is, or would be, material in the context of the General Cable Group taken as a whole;

         (e) that there is or is likely to be any material liability (whether actual or contingent) or requirement to make good, repair, re-instate or clean-up any property now or previously owned, occupied or made use of by any past or present member of the wider General Cable Group; and

         (f) any information which affects the import of any information disclosed at any time by or on behalf of any member of the wider General Cable Group which is material in the context of the Merger Offer.

For the purposes of these conditions: (a) "relevant authority" means any central bank, government, government department or governmental, quasi-governmental, supranational, statutory or regulatory body, court, trade agency, association, institution or professional or environmental association in any relevant jurisdiction; (b) a relevant authority shall be regarded as having "intervened" if it has instituted, implemented, threatened or decided to taken any action, proceedings, suit, investigation or enquiry, or made, enacted or proposed any statute, regulation, decision or order, or taken any measures or other steps and "intervene" shall be construed accordingly; (c) "authorisations" means authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, permissions and approvals; (d) "Telewest Group" means Telewest and its subsidiary undertakings and the "wider Telewest Group" means Telewest and its subsidiary undertakings, associated undertakings and any other undertaking in which Telewest and such undertakings (aggregating their interests) have a substantial interest; (e) "General Cable Group" means General Cable and its subsidiary undertakings and "wider General Cable Group" means General Cable and its subsidiary undertakings, associated undertakings and any other undertaking in which General Cable and such undertakings (aggregating their interests) have a substantial interest and for these purposes, "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Act and "substantial interest" means a direct or indirect interest in 20 per cent. or more of the voting equity capital of an undertaking.

Telewest reserves the right to waive all or any of conditions 6 to 14 (inclusive) above, in whole or in part.

Conditions 6 to 14 (inclusive), if not waived, must be fulfilled or satisfied on or before midnight on the day which is the later of (a) 21 days after the first closing date of the Merger Offer and (b) 21 days after the date on which condition 1 is fulfilled (or in each case such later date as the Panel may agree) failing which the Merger Offer will lapse. Telewest shall be under no obligation to waive or treat as satisfied any of conditions 6 to 14 (inclusive) by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Merger Offer may at such earlier date have been waived or fulfilled or satisfied and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment or satisfaction.

                  APPENDIX II - FINANCIAL EFFECTS OF ACCEPTANCE


The following table sets out, for illustrative purposes only and on the bases and assumptions set out below, the financial effects of the Merger Offer on capital value for a General Cable shareholder and ADS holder accepting the terms of the Merger Offer if the Merger Offer becomes or is declared unconditional in all respects:

                                                                        NOTES                  PENCE
INCREASE IN CAPITAL VALUE
Value of Merger Offer per General Cable share
        new Telewest shares                                              (i)                    110
        cash                                                                                     65
                                                                                            -----------
        total value                                                                             175

Market value of one General Cable share on 20 February, 1998             (ii)                   109
                                                                                           ------------
Increase in capital value                                                                        66
                                                                                            ===========

This represents an increase of                                                                   60.6%


                                                                        NOTES                  $ (v)
INCREASE IN CAPITAL VALUE

Value of Merger Offer per General Cable ADS
        new Telewest shares                                              (i)                      9.18
        cash                                                                                      5.42
                                                                                            -----------
        total value                                                                              14.60

Market value of one General Cable ADS on 19 February, 1998              (iii)                     8.875
                                                                                           ------------
Increase in capital value                                                                         5.725
                                                                                            ===========

This represents an increase of                                                                   64.5%


Notes:
(i) Based on the middle market quotation of a Telewest share of 88.5 pence as derived from the Official List on 14 April, 1998, the last dealing date prior to this announcement.

(ii) Based on the middle market quotation of a General Cable share of 109 pence as derived from Official List on 20 February, 1998, the last business day in London prior to the announcement by General Cable that it was in discussions which might lead to an offer.

(iii) Based on the closing price of a General Cable ADS of $87/8 on NASDAQ on 19 February, 1998, the last day on which there was dealing in General Cable ADSs in New York prior to the announcement by General Cable that it was in discussions which might lead to an offer.

(iv) No account has been taken of any liability to taxation or the treatment of fractions.

(v)        Exchange rate of (pound)1 = $1.669

                           APPENDIX III - DEFINITIONS

The following definitions apply throughout this announcement, unless the context requires otherwise:

"Admission"                         the admission of the new Telewest shares to
                                    the Official List becoming effective in
                                    accordance with the Listing Rules

"Birmingham Cable"                  Birmingham Cable Corporation Limited

"BT Wolfensohn"                     BT Wolfensohn, a division of Bankers Trust
                                    International PLC

"Cable London"                      Cable London plc

"CGE"                               Compagnie Generale des Eaux S.A.

"City Code"                         The City Code on Takeovers and Mergers

"closing share price"               the middle market quotation as derived from
                                    the Official List

"Comcast"                           Comcast UK Cable Partners Limited

"combined group"                    Telewest and its subsidiary undertakings and
                                    associated companies as enlarged by the
                                    merger with General Cable

"Conversion"                        the proposed conversion by U S West, TINTA,
                                    Cox and SBC of their entire respective
                                    holdings of Telewest Convertible Preference shares into new Telewest shares upon the Merger Offer being declared wholly unconditional

"Cox"                               Cox Communications, Inc.

"General Cable"                     General Cable PLC

"General Cable ADS holders"         holders of General Cable ADSs

"General Cable ADSs"                American Depositary Shares of General Cable,
                                    each representing five General Cable shares

"General Cable Group"               General Cable and its subsidiary
                                    undertakings

"General Cable shareholders"        holders of General Cable shares

"General Cable share option
   schemes" the General Cable Group Approved Share Option Scheme, Unapproved Share Option Scheme and 1996 Unapproved Share Option Scheme

"General Cable shares"              the existing issued and fully paid ordinary
                                    shares of (pound)1 each in the capital of General Cable and any further such shares which are unconditionally allotted or issued on or before the date on which the Merger
                                    Offer becomes or is declared unconditional as to acceptances (or such later date as Telewest may decide) including any such shares which are evidenced by ADSs

"General Telecom"                   an operating division of the General Cable
                                    Group

"Listing Rules"                     the rules and regulations made by the
                                    London Stock Exchange under the Financial
                                    Services Act 1986, and contained in the
                                    London Stock Exchange's publication of the same name

"London Stock Exchange"             London Stock Exchange Limited

"Merger Offer"                      the merger offer to be made by Schroders on
                                    behalf of Telewest to acquire all of the issued and to be issued General Cable shares on the terms and subject to the conditions to be set out in the Merger Offer Document
                                    (including, where the context permits, any subsequent revision, variation, extension or renewal thereof)

"Merger Offer Document"             the formal offer documentation to be posted
                                    by Telewest to General Cable shareholders relating to the Merger Offer

"Mix and Match Election"            an election available to accepting General
                                    Cable shareholders to vary the proportion of new Telewest shares and cash receivable under the Merger Offer to the extent that other General Cable shareholders make reciprocal elections

"NASDAQ"                            NASDAQ National Market

"NatWest Securities"                NatWest Securities Limited

"new Telewest ADSs"                 American Depositary Shares of Telewest, each
                                    representing ten new Telewest shares

"new Telewest shares"               new ordinary shares of 10 pence each in the
                                    capital of Telewest to be issued pursuant to the Merger Offer, the Pre-emptive Issue and
                                    Conversion

"NTL"                               NTL Incorporated

"Official List"                     The Daily Official List of the London Stock
                                    Exchange

"Panel"                             The Panel on Takeover and Mergers

"Pre-emptive Issue"                 the issue, by way of open offer, of
                                    approximately 261 million new Telewest
                                    shares to Qualifying Telewest shareholders

"Qualifying Telewest shareholders"  Telewest shareholders and the Telewest
                                    Convertible Preference shareholders whose names appear on the Telewest share register on the Record Date (except for certain non-US overseas shareholders)

"Record Date"                       the record date for the Pre-emptive Issue,
                                    which is expected to be announced in due course

"Relationship Agreement"            the agreement dated 15 April 1998 made
                                    between U S WEST International Holdings,
                                    Inc., U S WEST UK Cable, Inc., U S WEST
                                    Cable Partnership Holdings, Inc.,
                                    Tele-Communications International, Inc.,
                                    United Artists Programming - Europe, Inc.,
                                    Cox, Cox U.K. Communications, LP, SBC
                                    International, Inc., Southwestern Bell
                                    International Holdings (UK-1) Corporation and Telewest

"SBC"                               SBC Communications, Inc.

"Schroders"                         J. Henry Schroder & Co. Limited

"Subscription Agreement"            an agreement dated 15 April, 1998 between
                                    Telewest, U S WEST, TINTA and Cox pursuant to which U S WEST, TINTA and Cox have undertaken to take up their full entitlement for new Telewest shares under the Pre-emptive Issue and have also undertaken to subscribe for any remaining new Telewest shares not taken up under the Pre-emptive
                                    Issue

"Telewest" or "Company"             Telewest Communications plc

"Telewest ADS holders"              holders of Telewest ADSs

"Telewest ADSs"                     American Depositary Shares of Telewest, each
                                    representing ten Telewest shares

"Telewest Convertible Preference
    shareholders"                   the holders of Telewest Convertible
                                    Preference shares

"Telewest Convertible Preference
    shares" convertible preference shares in the capital of Telewest which are owned by U S West, TINTA, Cox and SBC and which are convertible into Telewest shares on the basis of one Telewest share for every convertible preference share

"Telewest Group"                    Telewest and its subsidiary undertakings

"Telewest shareholders"             the holders of Telewest shares

"Telewest shares"                   ordinary shares of 10 pence each in the
                                    capital of Telewest

"The Cable Corporation"             The Cable Corporation Limited

"THL"                               Telewest Holdings Limited, a subsidiary of
                                    Telewest

"TINTA"                             Tele-Communications International, Inc.

"United Kingdom" or "UK"            the United Kingdom of Great Britain and
                                    Northern Ireland

"US" or "United States"             the United States America, its territories
                                    and possessions, any state of the United
                                    States and the District of Columbia

"U S WEST"                          U S WEST, Inc.

"Yorkshire Cable"                   The Yorkshire Cable Group Limited


For the purposes of this announcement, "subsidiary", "subsidiary undertaking" and "associated undertaking" have the respective meanings given by the Companies Act 1985.

                           INCORPORATION BY REFERENCE

         Telewest hereby incorporates by reference in this Prospectus its consolidated financial statements filed as Exhibit 13 to its Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "Telewest 1997 Annual Report") which has been filed with the Commission pursuant to the Securities Exchange Act of 1934 (the "Exchange Act").

         All documents filed by Telewest pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of Telewest's Ordinary Shares pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         No person is authorized to give any information or to make any representations with respect to the matters described in this Prospectus other than those contained herein or in the documents incorporated by reference herein. Any information or representations with respect to such matters not contained herein or therein must not be relied upon as having been authorized by Telewest. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The delivery of this Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of Telewest since the date hereof or that the information in this Prospectus or in the documents incorporated by reference herein is correct as of any time subsequent to the dates hereof or thereof.

                                     EXPERTS

         The consolidated financial statements of Telewest included in the Telewest 1997 Annual Report and incorporated by reference in this Prospectus have been audited by KPMG Audit Plc, Chartered Accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of KPMG Audit Plc as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The following indemnification provisions are applicable to the Company's officers and directors and certain other parties.

         The Memorandum and Articles of Association of the Company provide:

1. Subject to the provisions of English law applicable to companies, but without prejudice to an indemnity to which he may otherwise be entitled, every officer of the Company shall be indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him in the execution of his duties or the exercise of his powers, authorities and discretions including (without prejudice to the generality of the foregoing) a liability incurred:

                  (a) defending proceedings (whether civil or criminal) in which judgment is given in his favor or in which he is acquitted, or which are otherwise disposed of without a finding or admission of material breach of duty on his part, or

                  (b) in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

2. The Board may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is an officer or employee, or former officer or employee, of the Company or of a company which is a subsidiary of the Company or in which the Company has an interest (whether direct or indirect), or who is or was the trustee of a retirement benefits scheme or another trust in which an officer or employee or former officer or employee is or has been interested, indemnifying him against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company.

         Section 310 of the Companies Act 1985, as amended (the "Companies Act"), provides:

         "(1) This section applies to any provision, whether contained in a company's articles or in any contract with the company or otherwise, for exempting any officer of the company or any person (whether an officer or not) employed by the company as auditor from, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the company.

         (2) Except as provided by the following subsection, any such provision is void.

         (3)      This section does not prevent a company:

                  (a) from purchasing and maintaining for any such of officer or auditor insurance against any such liability, or

                  (b) from indemnifying any such officer or auditor against any liability incurred by him:

                           (i) in defending any proceedings (whether civil or criminal) in which judgment is given in his favour or he is acquitted, or

                           (ii)     in connection with any application under
                                    section 144(3) or (4) (acquisition of shares by innocent nominee) or section 727 (general power to grant relief in case of honest and reasonable conduct) in which relief is granted to him by the court."

         Section 727 of the Companies Act provides:



         "(1) If in any proceedings for negligence, default, breach of duty or breach of trust against an officer of a company or a person employed by a company as auditor (whether he is or is not an officer of the company) it appears to the court hearing the case that that officer or person is or may be liable in respect of negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that having regard to all the circumstances of the case (including those connected with his appointment) he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from his liability on such terms as it thinks fit.

         (2) If any such officer or person as above-mentioned has reason to apprehend that any claim will or might be made against him in respect of any negligence, default, breach of duty or breach of trust, he may apply to the court for relief; and the court on the application has the same power to relieve him as under this section it would have had if it had been a court before which proceedings against the person for negligence, default, breach of duty or breach of trust had been brought.

         (3) Where a case to which subsection (1) applies is being tried by a judge with a jury, the judge, after hearing the evidence, may, if his satisfied that the defendant or defender ought in pursuance of that subsection to be relieved either in whole or in part from the liability sought to be enforced against him, withdraw the case in whole or in part from the jury and forthwith direct judgement to be entered for the defendant or defender on such terms as to costs or otherwise as the judge may think proper."

         The officers and directors of the Company are covered by insurance policies indemnifying against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), which might be incurred by them in such capacities and against which they may not be indemnified by the Company.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a)      Exhibits*
                  2.1 Agreement Relating to the Merger of General Cable and Telewest, dated 29 March 1998, among Telewest Communications plc, General Cable PLC, Compagnie Generale des Eaux and General Utilities Holdings Limited
                  23.1    Consent of KPMG Audit Plc
                  24.1    Powers of Attorney (included on signature page)
         (b)      Financial Statement Schedules**
         (c)      Reports, Opinions or Appraisals**

         --------------------------------------
                  *   All other exhibits to be filed by amendment
                  ** To be filed by amendment if applicable

ITEM 22. UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range that may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 per cent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to deliver or cause to delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         The undersigned registrant hereby undertakes as follows; that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         The registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to beleive that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on April 15, 1998.

                                         TELEWEST COMMUNICATIONS PLC


                                         By:  /s/ CHARLES BURDICK
                                              ----------------------------------
                                           Name:   Charles Burdick
                                           Title:  Group Finance Director

                                POWER OF ATTORNEY

       KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Charles Burdick such individual's true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for such individual and in such individual's name, place and stead, in any and all capacities, to sign this registration statement and any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and things requisite and necessary to be done, as fully to all intents and purposes as such individual might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                                             Title                                         Date
---------                                             ------                                        ----


/s/ A. GARY AMES                                      Director                                      April 15, 1998
------------------------------------------------
A. Gary Ames

/s/ LORD BORRIE                                       Director                                      April 15, 1998
------------------------------------------------
Lord Borrie

                                                      Director
------------------------------------------------
Stephen M. Brett

/s/ STEPHEN J. DAVIDSON                               Director                                      April 15, 1998
-----------------------------------------------
Stephen J. Davidson

/s/ DAVID EVANS                                       Director                                      April 15, 1998
------------------------------------------------
David Evans

                                                      Director
------------------------------------------------
James O. Robbins

/s/ ROBERT SHANER                                     Director                                      April 15, 1998
------------------------------------------------
Robert Shaner

/s/ ANTHONY W. P. STENHAM                             Director                                      April 15, 1998
------------------------------------------------
Anthony W.P. Stehnam

Signature                                             Title                                         Date
---------                                             ------                                        ----

/s/ DAVID VAN VALKENBURG                              Director and Acting Chief Executive Officer   April 15, 1998
------------------------------------------------      (Principal Executive Officer)
David Van Valkenburg

/s/ CHARLES BURDICK                                   Director and Group Finance  Director          April 15, 1998
------------------------------------------------      (Principal Financial and Accounting Officer)
Charles Burdick

Authorized Representative in the United States:

By:/s/ DAVID EVANS
--------------------------------------------------                                                  April 15, 1998
     David Evans


                                 EXHIBIT INDEX
                                 -------------




Exhibit No.                        Description
----------                         -----------

 2.1 Agreement Relating to the Merger of General Cable and Telewest, dated 29 March 1998, among Telewest Communications plc, General Cable PLC, Compagnie Generale des Eaux and General Utilities Holdings Limited

 23.1    Consent of KPMG Audit Plc

 24.1    Powers of Attorney (included on signature page)